UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 29 2019

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

Announcement of election Andrew Howden to additional role of Chairman

On July 26, 2019, Aslan Pharmaceuticals Limited (the “Company”) issued a press release announcing that Andrew Howden has been elected as non-executive Chairman of the Board. Dr Carl Firth, who has held the positions of Chairman and CEO since founding the company in 2010, will continue to serve as CEO and as a Director. This planned separation of the Chairman and CEO roles was conducted to align to best corporate governance practices.  A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits
Exhibit Number	Exhibit Description

99.1	Press release dated July 26, 2019 regarding election of Andrew Howden to additional role of Chairman.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: July 29, 2019